SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





 RYANAIR'S CUSTOMER SERVICE STATISTICS FOR FEBRUARY 2006



Ryanair, Europe's No. 1 low fares airline, today (Thursday, 9th March 2006) released its customer service statistics for February 2006. Ryanair is committed to publishing customer service statistics each month which again this month confirm that Ryanair is No. 1 for Customer Service.

  - 88% of all Ryanair's 17,902 flights during February arrived on time.

  - Ryanair is the No. 1 on-time airline beating Easyjet every week in 2003, 2004, 2005 and so far in 2006

  - Complaints of less than 1 (0.52) complaint per 1000 passengers.
  - Mislaid baggage of less than 1 (0.41) mislaid bag per 1000 passengers.



             CUSTOMER SERVICE STATISTICS FEBRUARY                   2005          2006

On-time flights                                                      88%           88%
Complaints per 1 000 pax                                            0.50          0.52
Baggage complaints per 1 000 pax                                    0.50          0.41
Complaints answered with 7 days                                      99%          100%





Ends.                            Thursday, 9th March 2006

For further information:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228           Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 March, 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director